December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mitchell Austin

Kathleen Collins

David Edgar

Jan Woo

Re: HashiCorp, Inc.

Registration Statement on Form S-1

(File No. 333-260757)

Acceleration Request

Requested Date: December 8, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HashiCorp, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-260757) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Tony Jeffries at (650) 849-3223 or Michael Coke at (650) 565-3596.

[Signature page follows]

Securities and Exchange Commission

December 6, 2021

Sincerely,

HASHICORP, INC.

/s/ Navam Welihinda

Navam Welihinda
Chief Financial Officer

Enclosures

cc:	David McJannet, HashiCorp, Inc.

Paul D. Warenski, HashiCorp, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda N. Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Latham & Watkins LLP

John Williams, Latham & Watkins LLP